SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                              For 29 March 2006


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):








                                  SCHEDULE 11
    Notification of Transactions of Directors/Persons Discharging Managerial
                      Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1   Name of the Issuer               2   State whether the notification relates
                                         to:
    BANK OF IRELAND                      (i) a transaction notified in
                                         accordance with Market Abuse Rules;
                                         (ii) a disclosure made in accordance
                                         with section 53 (as extended by section
                                         64 of the Companies Act 1990) or
                                         entered into the issuer's register in
                                         accordance with section 59 of the
                                         Companies Act 1990; or
                                         (iii) both (i) and (ii).
                                         Notification relates to (iii) above and
                                         to the UK Disclosure Rule 3.1.4 R (1)
                                         (a)
3   Name of person discharging       4   State whether notification relates to a
    managerial responsibilities/         person connected with a person
    director                             discharging managerial responsibilities
                                         /director named in 3 and identify the
                                         connected person
    Terry Neill                          Notification relates to spouse,
                                         Marjorie Neill
5   Indicate whether the             6   Description of shares (including class)
    notification is in respect of a      debentures or derivatives or financial
    holding of the person referred       instruments relating to shares
    to in 3 or 4 above or in respect
    of a non-beneficial interest
    Spouse named in 4 above              Ordinary Stock
7   Name of registered shareholder   8   State the nature of the transaction
    (s) and, if more than one,
    number of shares held by each of
    them
    Davycrest Nominees Ltd               Purchase of Stock

 9   Number of shares, debentures or        10   Percentage of issued class
     financial instruments relating to           acquired (treasury shares of
     shares acquired                             that class should not be taken
                                                 into account when calculating
                                                 percentage)
     10,000 units                                                        0.001%
11   Number of shares, debentures or        12   Percentage of issued class
     financial instruments relating to           disposed (treasury shares of
     shares disposed                             that class should not be taken
                                                 into account when calculating
                                                 percentage)
     N/A                                         N/A
13   Price per share or value of            14   Date and place of transaction
     transaction
     Euro 15.45                                  28 March 2006, Dublin
15   Total holding following notification   16   Date issuer informed of
     and total percentage holding following      transaction
     notification (any treasury shares
     should not be taken into account when
     calculating percentage)
     94,153 0.01%                                28 March 2006

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17   Date of grant                          18   Period during which or date on
                                                 which it can be exercised
19   Total amount paid (if any) for grant   20   Description of shares or
     of the option                               debentures involved (class and
                                                 number)
21   Exercise price (if fixed at time of    22   Total number of shares or
     grant) or indication that the price is      debentures over which options
     to be fixed at the time of exercise         are held following
                                                 notification
23   Any additional information             24   Name of contact and telephone
                                                 number for queries
                                                 Peter Nugent + 353 1 6043402



Name and signature of duly designated officer of issuer responsible for making notification
Peter Nugent - Assistant Group Secretary
____________________________________________________
Date of notification 29 March 2006



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 29 March 2006